Time Warner Cable Inc.
60 Columbus Circle
New York, New York 10023
July 1, 2010
VIA EDGAR
Mr. Larry Spirgel
Securities and Exchange Commission
Mail Stop 3720
100 F Street, NE
Washington, D.C. 20549

Re:	Time Warner Cable Inc. Form 10-K for Fiscal Year Ended December 31, 2009 Filed February 19, 2010 Form 10-Q for Fiscal Quarter Ended March 31, 2010 Filed April 29, 2010 File No. 1-33335
Dear Mr. Spirgel:
This letter is being submitted in response to the letter dated June 17, 2010 in which the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (“SEC”) requested additional information in connection with Time Warner Cable Inc.’s (“TWC” or the “Company”) response dated April 29, 2010 (the “April Response”) to the Staff’s letter to the Company dated April 15, 2010. In its most recent letter, the Staff commented on the Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 Form 10-K”) which the Company filed with the SEC on February 19, 2010 and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, which the Company filed on April 29, 2010. Capitalized terms used in this letter that are not otherwise defined herein shall have the definitions provided in the April Response.
Form 10-K for Fiscal Year Ended December 31, 2009
Note 2. Recent Accounting Standards, page 62
Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities, page 62
Comment
1.	We note your response to our prior comment. Please address the following items:

Time Warner Cable Inc.
Page #2
•	Tell us how you intend to account for the Special Dividend to be paid to the holders of the restricted stock units upon vesting and the effect it will have on your future calculations of basic earnings per share.
•	Tell us how you determined the dilutive effect of the RSUs for the year ended December 31, 2009 and the quarter ended March 31, 2010. In this regard, we note at page 70 that the dilutive effect of equity awards was 1.9 million shares while the number of unvested RSUs at December 31, 2009 was 4 million.
Response (First sub-bullet)
Background
In connection with the Special Dividend, holders of TWC RSUs were given the opportunity to elect to receive the Special Dividend Retained Distribution on their TWC RSUs in the form of either (i) cash (payable, without interest, upon vesting of the underlying RSUs) or (ii) additional RSUs (with the same vesting dates as the underlying RSUs) (the “Dividend RSUs”). In March 2009, the Company granted 1.3 million RSUs to employees who elected to receive Dividend RSUs and established a liability (the “Retained Distribution Liability”) of $46 million (taking into account estimated forfeitures) for employees who elected to be paid in cash. The offset to the Retained Distribution Liability was a reduction in shareholders' equity.1
In connection with the grant of the underlying RSUs, the Company is recognizing compensation expense based upon the fair value of those RSUs as of their grant date. Such expense is being recognized ratably over the employee’s requisite service period (generally the four-year vesting period applicable to the RSUs). However, consistent with the provisions of ASC 718-10-55-45, the Company is not recognizing compensation expense for the Special Dividend Retained Distribution (whether it was to be paid in cash or Dividend RSUs) because the Special Dividend Retained Distribution will only be paid if the underlying RSUs vest.2
Accounting for the Special Dividend Retained Distribution upon Vesting
For employees who elected to receive the Special Dividend Retained Distribution in the form of cash, when the underlying RSUs vest, the Company intends to account for cash payments as a reduction in the previously established Retained Distribution Liability. For employees who elected to receive the Special Dividend Retained Distribution in the form of Dividend RSUs, those awards will vest on the same date as the underlying RSUs and the Company will issue shares to the employee on that date.
Effect on Basic Earnings Per Share Calculations
Upon the vesting of the Dividend RSUs (as with any RSUs), the Company will issue common stock to holders, which will be added to outstanding shares and used in the Company’s basic earnings per share

[1]	The Company periodically reassesses its estimate of expected forfeitures and records appropriate adjustments to the Retained Distribution Liability and shareholders' equity.

[2]	Under the provisions of ASC 718-10-55-45, dividends or dividend equivalents paid to employees on the portion of an award of equity shares that vests shall be charged to retained earnings.

Time Warner Cable Inc.
Page #3
(“EPS”) calculation. Accordingly, all other things being held constant, the vesting of the Dividend RSUs will lower the Company’s basic EPS. Otherwise, the Special Dividend will not have an impact on the Company’s basic EPS calculations. As discussed above, the Company will not recognize incremental compensation expense as a result of the Special Dividend Retained Distribution. Therefore, the numerator of the basic EPS calculation will not be impacted by such distribution. Furthermore, as discussed in more detail below, the Special Dividend only impacts the allocation of earnings under the two-class method of calculating EPS during the period in which the Special Dividend (and the related Special Dividend Retained Distribution) is declared, not the periods in which it is subsequently paid.
Under the two-class method, each class of stock is allocated earnings during the applicable period as if all of the earnings during the period had been distributed (i.e., the allocation of earnings takes into account both distributed earnings and undistributed earnings). However, distributed earnings reflect only those dividends declared during the period as indicated by the following guidance in ASC 260-10-45-60B:
“Income from continuing operations (or net income) shall be reduced by the amount of dividends declared in the current period for each class of stock and by the contractual amount of dividends (or interest on participating income bonds) that must be paid for the current period (for example, unpaid cumulative dividends)” [Emphasis added].
Based upon the above guidance, and as reflected in the April Response, the Company evaluated the Special Dividend Retained Distribution for its impact on EPS only for the period in which the Special Dividend was declared, which was in the first quarter of 2009. Because the Company determined that no earnings during 2009 (either distributed or undistributed) should be allocated to the RSUs under the two-class method, the Company’s EPS for its common stock for the period was unaffected. The subsequent payment of the Special Dividend Retained Distribution in one or more future periods (i.e., after the period in which the Special Dividend was declared) would not impact the calculation of the Company’s basic EPS (except, as noted above, as a result of the vesting of Dividend RSUs and the resulting issuance of common stock).

Time Warner Cable Inc.
Page #4
Response (Second sub-bullet)
As a clarification, the dilutive impact on EPS of 1.9 million shares referred to on page 70 of the 2009 Form 10-K reflects the dilutive impact of approximately 600,000 shares relating to stock options and approximately 1.3 million shares relating to RSUs. The Company’s method for determining the dilutive impact of the RSUs is described below.
As required under FASB ASC 260-10-45-28A, the Company used the treasury stock method to calculate the dilutive effect of RSUs for both the year ended December 31, 2009 and the quarter ended March 31, 2010. Under the treasury stock method:
•	Any equity awards that were outstanding as of the beginning of the period are assumed to be exercised[3] at the beginning of the period and common shares are assumed to be issued. Such shares are assumed to be outstanding for the entire period.

•	Any equity awards granted after the beginning of the period are assumed to be exercised on the date of grant and common shares are assumed to be issued. Such shares are assumed to be outstanding for only the partial period from the grant date through the end of the period.

•	The proceeds from the assumed exercise (as discussed below) are assumed to be used to purchase common stock at the average market price during the period.

•	The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted EPS calculation.
In applying the treasury stock method, the assumed proceeds equal the sum of (i) the amount, if any, that the employee must pay on exercise, (ii) the amount of compensation cost attributed to future service and not yet recognized and (iii) the amount of excess tax benefits, if any, that would be credited to additional paid-in capital assuming exercise of the award.
With respect to TWC’s RSUs, the assumed proceeds under the treasury stock method relate entirely to unrecognized compensation expense associated with such awards.4 Furthermore, the amount of such unrecognized compensation expense for the period ending December 31, 2009 was relatively high since the majority of the Company’s outstanding RSUs (approximately 2.6 million of the 4.0 million RSUs outstanding) as of that date were granted during 2009 and still had a significant remaining service period.5 Unrecognized compensation expense related to awards issued in 2007 and 2008 also contributed to assumed proceeds under the treasury stock method.

[3]	TWC’s RSUs are not “exercised” in the same manner as stock options. Rather, each RSU represents the right to receive a share of TWC’s common stock. The share is issued and delivered to the employee upon the vesting of the RSU, without any payment from the employee.

[4]	TWC does not receive proceeds from employees when their RSUs vest and the shares of common stock are distributed. Additionally, for the year ended December 31, 2009 and the three months ended March 31, 2010, the Company would not have recognized an excess tax benefit upon the exercise of its equity awards.

[5]	The Company’s RSUs generally vest in two equal installments on the third and fourth anniversaries of the grant date and the Company recognizes compensation expense on a straight-line basis over the four-year vesting period. TWC employees who meet certain age and service criteria can trigger accelerated vesting upon voluntary retirement. For those awards, the Company recognizes compensation expense immediately upon grant as there is deemed to be no requisite service period.

Time Warner Cable Inc.
Page #5
The dilutive impact of the Company’s equity awards for the year ended December 31, 2009 (1.9 million shares, 1.3 million of which relate to RSUs) differs from the number of outstanding RSUs as of December 31, 2009 (4.0 million) for two reasons. First, as discussed above, under the treasury stock method, proceeds from the assumed exercise of the RSUs are deemed to be used to buy back outstanding shares at average market prices during the period. This theoretical repurchasing of shares mitigates the dilutive impact of the assumed vesting of the RSUs. Additionally, of the 4.0 million outstanding RSUs as of December 31, 2009, approximately 2.6 million were issued during 2009 (primarily in February and March6) and, therefore, such RSUs did not contribute to the dilutive impact for the full period.
Form 10-Q for Fiscal Quarter Ended March 31, 2010
Note 1. Description of Business, Recent Developments and Basis of Presentation page 22
Net Income per Common Share, page 23
Comment
2.	Tell us how you applied the guidance is FASB ASC 260-10-45-68B in accounting for the dividends declared on the restricted stock units during the three months ended March 31, 2010.
Response
Background
On January 27, 2010, the Company’s Board of Directors declared a regular quarterly cash dividend on TWC common stock of $0.40 per share. Pursuant to such declaration, on March 15, 2010, the Company paid a cash dividend of $0.40 per share of TWC common stock to stockholders of record at the close of business on February 26, 2010, totaling $144 million. Of the $144 million, approximately $2.3 million was paid to holders of RSUs as nonrefundable dividend equivalent payments. Consistent with the approach the Company outlined in the April Response, due to the nonrefundable nature of these payments, the RSUs were treated as participating securities with respect to this regular dividend.
Pursuant to the guidance in FASB ASC 718-10-55-45, the Company recorded as compensation expense the portion of the $2.3 million dividend payment related to RSU holders for which the requisite service is not expected to be rendered. Such amount was approximately $230,000 before taxes based upon an estimated 10% forfeiture rate. The remaining portion of the $2.3 million was recorded as a reduction in shareholders' equity.
Application of FASB ASC 260-10-45-65B
For the three months ended March 31, 2010, the Company calculated EPS under the two-class method. In calculating EPS, the Company looked to the computational guidance in FASB ASC 260-10-45-68B. Such guidance requires that in computing EPS, “an entity shall not include dividends or dividend

[6]	In March 2009, 1.3 million RSUs were awarded to employees who elected to receive their Special Dividend Retained Distribution in the form of Dividend RSUs.

Time Warner Cable Inc.
Page #6
equivalents that are accounted for as compensation cost in the earnings allocation in computing EPS.” Therefore, in determining the amount of net income attributable to TWC common shareholders for purposes of calculating EPS, the Company excluded the approximately $230,000 recognized during the period as compensation expense. The following table illustrates the calculation of basic EPS for the three months ended March 31, 2010 including the application of FASB ASC 260-10-45-68B (in thousands except per share amounts):

Net income attributable to TWC shareholders	$213,882
Less net income allocated to participating securities (1)	2,199

Net income attributable to TWC common shareholders	$211,683	A

Average common shares outstanding	352,900	B

Basic net income per common share attributable to TWC common shareholders	$0.60	A/B

(1) The calculation of net income allocated to participating securities is as follows:

Total dividend equivalents declared on RSUs	$2,339	C
Multiplied by the estimated forfeiture rate	10%

Gross compensation expense recognized	234
Multiplied by (1 – tax rate)	60%

Compensation expense net of tax benefit	$140	D

Net income allocated to participating securities	$2,199	C-D

********************************************
Should you have any questions, please call Bill Osbourn, our Controller and Chief Accounting Officer, at 704-731-3958.
Sincerely,
/s/ Robert D. Marcus
Robert D. Marcus
Senior Executive Vice President and Chief Financial Officer

cc:	Glenn A. Britt Chief Executive Officer

Paul Meighan Ernst & Young LLP